SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras) hereby informs its shareholders and the market in general that, received on January 18, 2018, from Comissão de Valores Mobiliários - CVM, the Official Letter nº 22/2018/CVM/SEP/GEA-1, requesting clarification on news published in the newspaper “Valor Econômico” on January 04, 2018, under the title: “Without the sale, Eletrobras will need R$ 10 billion”, which contains the statements transcribed at the end of this market announcement.

In compliance with the aforementioned Official Letter, the Company clarifies that:

1. As widely disclosed to the market through Relevant Fact on December 17, 2017, the Business and Management Master Plan ("PDNG") 2018/2022, includes goals and projects to achieve the Company's strategic objectives.

2. With the Strategic Pillar of Financial Discipline, Eletrobras intends to reduce its indebtedness, through the adoption of various measures, such as divestments, privatizations and/or Debt management and corporate restructurings.

3. In the aforementioned Business and Management Master Plan ("PDNG") 2018/2022, the cash flow estimate does not consider funds originating from the democratization of capital and does not contemplate any contribution or need for capital contribution by the Federal Government;

4. In any event, as a result of the disclosed news, the Company sent a new correspondence to the controlling shareholder, Federal Government, in order to clarify the news contained in Official Letter 22 of CVM and, pursuant to CVM Instruction 358/2002, and will keep the market informed, as the case may be;

5. The information officially available, to date, to the Company has been properly disclosed through the channels established by applicable Brazilian and foreign legislation and the Relevant Fact.

Rio de Janeiro, January 19, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 22/2018/CVM/SEP/GEA-1

Rio de Janeiro, January 18, 2018.

“Subject: Request for clarification on news.

Dear Officer,

1.            Regarding the news published on 01.04.2018, in the newspaper Valor Econômico, under the title: “Without the sale, Eletrobras will need R$ 10 billion” which includes the following statements:

In the face of the strong resistance to the privatization of Eletrobras, government sectors already warn about the need of a billionaire contribution to the state-owned company. Preliminary estimates indicate that, without the capital increase foreseen in the operation and the transfer of shareholding control to the private sector, the National Treasury would not only have a defalcation on its forecasts of additional revenues - it would still need to inject up to R$ 10 billion in the company to save it from the risk of collapse.

[…]

It would be a real turnaround in the budget projections for this year, which count on R$ 12.2 billion in revenues from Eletrobras sale. It would have to pay grant bonuses for the new contracts of the hydroelectric plants that now operate under the quota regime, with megawatt-hour prices well below market rates. This system was implemented by former President Dilma Rousseff in 2012.

[…]

The state-owned company has series of heavy financial commitments ahead, from the debts with BR Distribuidora for the supply of fuel to its thermal plants to losses in the participation in plants that operate with negative profitability, such as Belo Monte (PA) and Santo Antônio (RO). Without the Stock Market capitalization, it would still lack the cash to meet those obligations and would need a Treasury contribution. That is, instead of receiving R$ 12.2 billion, the Federal Goverment would have to pay almost this amount to avoid a bankarupt of the state-owned company.

MARKET ANNOUNCEMENT

2.            In this regard, we request a statement from the company regarding the veracity of the news and, if so, explain the reasons why it was not considered a Relevant Fact, as well as comment on other information considered important on the subject.

3.            We also remind you of the obligation set forth in the sole paragraph of art. 4 of CVM Instruction No. 358/02, to inquire of the Company's management and controlling shareholders, as well as all other persons with access to relevant acts or relevant facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market.

4.            Such manifestation should occur through the system Empresas.NET, category: Comunicado ao Mercado, type: Esclarecimentos sobre questionamentos da CVM/B3, subject: Notícia Divulgada na Mídia, which should include the transcription of this letter.

5.            We hereby warn that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law 6,385/76 and CVM Instruction 452/07, a fine of BRL 1,000.00 (one thousand reais) may be applied, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 01.19.2018, notwithstanding the provisions of sole paragraph of art. 6 of CVM Instruction 358/02.

Regards,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.